Transformational Acquisition of the Highly Prospective Engo Valley Uranium Project,

Namibia, Expanding Snow Lake's Clean Energy Portfolio

Highlights:

  Snow Lake begins transition to a diverse clean energy company with exclusive option to acquire 85% of the 68,283 hectares / 683 km2 Engo Valley Uranium Project, Namibia (Figures 1, 2 and 3)
  The uranium spot price has doubled over the last year, recently surpassing US$100 per pound, its highest level since 2007
  5,784m of relatively shallow drilling was drilled by Gencor on a small part of the project during the 1970's resulting in a historic resource, non-compliant with subpart 1300 of Regulation S-K ("S-K 1300")
  Two exploration targets, the main uranium occurrence (the "MUO") and the D1 Extension are highly prospective exploration targets, based on the prior exploration work conducted by Gencor, and cover over 700m and 500m of strike length, respectively
  Regional potential exists over the entire 19km strike length over the broader Engo Valley target, which attains a maximum width of 5 km
  Supported by an in-country team, all permits are in place for an immediate 1,000m drilling program which will aim to establish an initial mineral resource estimate in compliance with S-K 1300
  Namibia is the world's third largest uranium producer, accounting for 11% of global uranium production, and also boasts the following development projects:
    Deep Yellow's (ASX:DYL Market Cap $1.07B AUD) Tumas Uranium Project with 132.9 Mlbs of contained U3081;
    Bannerman Energy's (ASX:BMN, OTCQX:BNNLF, Market Cap $496M  AUD) Etango Project with 207 Mlbs of contained U3082; and
    Forsys Metal's (TSX:FSY, Market Cap $191.5M CAD) Norosa Uranium Project with 91 Mlbs of contained U3083.

Manitoba, Canada, February 21, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake" or the "Company") is pleased to announce that it has begun its transition into a diverse clean energy company with the acquisition of up to an 85% interest in the Engo Valley Uranium Project located in Namibia (the "Engo Valley Uranium Project").

1 https://deepyellow.com.au/projects/namibia/tumas-project/.

2 https://bannermanenergy.com/etango-project/.

3 https://www.forsysmetals.com/.

CEO Remarks

"We believe the opportunity to acquire this interest in the Engo Valley Uranium Project fits well with our strategy of expanding our portfolio of clean energy and critical mineral projects, thereby transitioning our company into a diverse clean energy company" commented Frank Wheatley, CEO of Snow Lake.  He continued: "With a global focus on clean energy, uranium being a critical mineral, Namibia being one of the best mining jurisdictions in Africa with a long history of uranium exploration, development and production, we feel that the Engo Valley Uranium Project compliments our current portfolio of lithium assets in Manitoba."

"With the uranium market being in a major cyclical uptrend, the acquisition of the Engo Valley Uranium Project provides our shareholders with tremendous upside, particularly with drilling on the project to commence imminently."

"As part of our Company's transition, we are changing our business name from Snow Lake Lithium™ to Snow Lake Energy, to better reflect our focus on a diverse range of clean energy minerals and resources projects, that will play a key role in the 21st century's energy transition."

Namibia

Namibia is ranked as the 6th highest African mining jurisdiction for mining investment according to the Fraser Institute's 2022 annual survey, and was the world's third-largest producer of uranium, accounting for 11% of global production, in 20224.  The Husab Uranium Mine and the Rossing Mine are currently the only operating uranium mines in Namibia, with 5 major uranium mines currently in development.

Clean Energy

Nuclear energy is considered to be "clean energy" by the United States and Canadian governments and a source of low-carbon electricity.  Three reasons why nuclear is considered to be clean and sustainable include: 1) nuclear energy protects air quality since it is a zero-emission energy source; 2) nuclear energy's land footprint is small and produces more electricity on less land than any other clean-air source; and 3) nuclear fuel produces minimal waste as it is extremely dense5.

Uranium and nuclear energy are critical to the clean energy transition and provide reliable, affordable electricity that will help countries achieve low carbon energy security.

Engo Valley Uranium Project

Overview

The Engo Valley Uranium Project is located in the Skeleton Coast, in the Opuwo District of the Kunene Region, along the coast of northwest Namibia, approximately 600 kilometers north of Swakopmund, Namibia (see Figures 1 and 2).  Uranium mineralization was discovered in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.  The Engo Valley Uranium Project is considered to be a top tier exploration project.

4 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

5 GlobalData's Global Uranium Mining to 2026 Report.

The project is accessible from the south via 190km of desert track roads from Mowe Bay, via the Sarusas mine.  To the east there are unconfirmed track roads that connect the project area to the settlement of Orupembe.

Figure 1: The Engo Valley Uranium Project (EPL 5887)

Exclusive Prospecting License

Exclusive Prospecting License EPL 5887 (the "License") is registered in the name of the Project Company and covers a surface area of approximately 68,283 hectares (See Figure 2).  The License was granted for industrial minerals, non-nuclear fuel minerals, nuclear fuel minerals, precious metals and precious stones, which includes uranium.

Figure 2: The Engo Valley Uranium Project, indicating "Angra Fria" or Cape Fria, the site of a proposed 3rd Namibian Atlantic port. 6

6 https://www.namibiansun.com/infrastructure/kaokoland-harbour-on-the-cards-again2023-11-29.

An environmental clearance certificate was issued by the Namibian Ministry of the Environment to the Project Company for a period of three (3) years and is valid until at least August 15, 2024, permitting exploration work on the License.

Current Uranium Operations in Namibia

Namibia hosts many proven uranium deposits, including 3 major deposits, 2 of which are currently in production:

Rossing Mine: One of the largest open pit uranium mines in the world, operating since 1976, currently producing 3,711 tonnes of uranium oxide per annum; 8% of the global output. By the end of 2021, Rossing had supplied 142,908 tonnes of uranium oxide.

Husab Mine: Swakop Uranium started development of the mine in 2013 and production started at the end of 2016.  The main part of the Husab mine is the Rossing South orebody, about 5 kilometers south of the Rossing mine and 45 kilometers north east of Walvis Bay, producing about 5,500 tonnes of uranium oxide per annum.

Langer-Heinrich Mine: One of the largest uranium reserves in Namibia having estimated reserves of 57,000 tonnes of ore grading 0.055% uranium, with the past producing mine currently in process of resuming operations.

Geological Setting- Engo Valley Uranium Project

In the Engo Valley Uranium Project, uranium mineralization occurs in the sedimentary strata of the Karoo Sequence: as an unconformity-related in a fluvio-glacial alluvial fan type deposit in the of the Dwyka Formation and has potential for a roll-front type deposit in the Engo Formation.  Uranium mineralization occurs as disseminated carnotite in the clastic sediments of the Dwyka Formation and as fine-grained uraninite in the black shale and the pink sandstone of the Engo Formation.  The pink sandstone has not been adequately investigated.

The Munutum and Natas Valley area east of the Engo Valley area also has not been adequately explored.  Historical airborne radiometric data indicates the potential for a shallow calcrete-hosted uranium mineralization.

Historical Exploration

Gencor conducted an exploration / reconnaissance program intermittently between 1974 and 1980.  The program was comprised of airborne radiometric survey, ground radiometric survey, geological mapping, diamond and percussion drilling, limited resistivity work and limited radon etch survey.  A total of 5,784 meters of drilling were completed, including 1,061 meters of diamond drilling.

The airborne radiometric survey was confined to the western side of the License along the Engo Valley paleochannel.  The survey delineated four anomalies, named D1, D2, D3 and D4.  D1 was further delineated into three anomalies named D1 Extension, Main Uranium Occurrence (MUO), and Louw's Valley.

Most of the historical exploration was focused in D1 and most of the drilling was concentrated in the MUO.  The drilling was widespread, non-systematic and non-grid pattern.  An untested anomaly, named D5, has not been evaluated for uranium and covers an area of 14 square kilometers with a strike length of 7 kilometers.

A historic, non-compliant S-K 1300 mineral resource estimate was completed by Gencor in the 1970's on the MUO and D1 Extension.

Proposed Work Program

The proposed exploration work program on the Engo Valley Uranium Project will include a review of all historical exploration data, the historical resource estimate, and all previous drilling results, to be followed by fresh twin hole drilling of historical drilling, together with grid infill drilling in order to both test the validity of the MOU and D1 exploration targets and to produce an initial SK-1300 compliant mineral resource estimate.  Figure 3 sets out a map of both the historical drill holes, and the currently proposed drill holes, on the Engo Valley Uranium Project.

Figure 3: Historical and planned drill holes at the Engo Valley Uranium Project

Agreement to Acquire An 85% Interest in the Engo Valley Uranium Project

Snow Lake and a private British Columbia company (the "Vendor") have entered into a binding letter of intent (the "LOI"), pursuant to which Snow Lake will acquire up to 85% of Namibia Minerals and Investment Holdings (Proprietary) Limited (the "Project Company"), a private Namibian company, which in turn is the sole registered and beneficial owner of 100% of the right, title and interest in the Exclusive Prospecting License - 5887 (the "License") for the Engo Valley Uranium Project, all as more particularly described in Schedule A attached hereto.

Snow Lake will acquire its 85% interest in the Engo Valley Uranium Project in two stages, as follows:

a) First Stage Interest

Snow Lake will acquire an initial 68% interest in the Project Company (the "First Stage Interest"), upon:

  payment to the Vendor, upon execution of the LOI, of the amount of USD$250,000 in cash;
  incurring exploration expenditures of a minimum of USD$200,000 (the "First Stage Expenditures") on the Engo Valley Uranium Project during February and March of 2024; and
  allotting and issuing to the Vendor, upon execution of a formal share purchase agreement ( the "Share Purchase Agreement"), as fully paid and non-assessable common shares of Snow Lake, such number of common shares (the "First Stage Shares") calculated by dividing USD$2,000,000 by the 5-day volume weighted average price of the common shares of Snow Lake, being USD$0.9879 as of February 20, 2024, and being 2,024,496 First Stage Shares.

The First Stage Shares will be issued subject to the satisfactory completion by Snow Lake of due diligence on the Vendor, the Project Company, and the License, from the date of execution of the LOI until March 30, 2024 (the "Due Diligence Period"), and will vest and be released from escrow as follows:

  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon renewal of the License; and
  50% of the First Stage Shares will vest upon the expiry of the Due Diligence Period; and will be released from escrow upon the completion of an SK-1300 compliant mineral resource estimate on the Engo Valley Uranium Project.

The First Stage shares will be cancelled by Snow Lake if the escrow conditions are not met within 12 months from the date of signing of this LOI.

b) Second Stage Interest

Snow Lake will acquire an additional 17% undivided interest in the Project Company by (the "Second Stage Interest"), for a total undivided interest of 85% in the Project Company, upon:

  incurring additional exploration expenditures of a minimum of USD$800,000 on the Engo Valley Lithium Project within 12 months of acquiring the First Stage Interest.

Any expenditures incurred by Snow Lake in excess of the minimum expenditures required to acquire the First Stage Interest will be credited or carried forward against the expenditure commitment for the Second Stage Interest.

c) Retention of Interest in the Company

If Snow Lake does not execute the Share Purchase Agreement, then Snow Lake will retain and hold a 10% undivided interest in the Project Company.

d) Milestone Payments

 Once Snow Lake has acquired the First Stage Interest and the Second Stage Interest, Snow Lake will make the following milestone payments to the Vendor:

i) Milestone Payment No. 1

Allotting and issuing to the Vendor, as fully paid and non-assessable common shares of Snow Lake, such number of common shares calculated by dividing USD$1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD$0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 10 million pounds with a minimum average grade of 150 ppm U2O8.

ii) Milestone Payment No. 2

Allotting and issuing to OG, as fully paid and non-assessable common shares of Snow Lake, such number of common shares of Snow Lake calculated by dividing USD$1,000,000 by the closing price of the common shares of Snow Lake as of February 20, 2024, being USD$0.97, and being 1,030,927 common shares, in the event an SK-1300 compliant technical report determines there is a uranium mineral resource on the Engo Valley Uranium Project of a minimum of 25 million pounds with a minimum average grade of 150 ppm U2O8.

About Snow Lake Resources Ltd.

Snow Lake is a Canadian clean energy development company listed on Nasdaq: LTIM with 2 hard rock lithium projects and one uranium project; the Snow Lake Lithium™ Project in the Snow Lake region of Northern Manitoba, the Shatford Lake Lithium Project adjacent to the Tanco lithium mine in Southern Manitoba, and the Engo Valley Uranium Project in Namibia. Snow Lake is focused on advancing all of its projects through subsequent phases of exploration and development and into production in order to supply the minerals and resources needed for the clean energy transition.

Forward Looking Statement This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995. that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward- looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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